SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Beamz Interactive, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

07378U102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

1.	NAMES OF REPORTING PERSONS

Jeffrey R. Harris

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

5,304,797

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

5,304,797

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,304,797

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

30.62%

12.	TYPE OF REPORTING PERSON

IN

(1) Based on 15,148,782 shares of Common Stock of Beamz Interactive, Inc. (the “Issuer”) outstanding as of February 12, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed with the Securities and Exchange Commission on February 14, 2013.

1.	NAMES OF REPORTING PERSONS

New Vistas Investment Corp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

4,165,246

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

4,165,246

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,165,246

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

25.79%

12.	TYPE OF REPORTING PERSON

CO

(1) Based on 15,148,782 shares of Common Stock of Beamz Interactive, Inc. (the “Issuer”) outstanding as of February 12, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed with the Securities and Exchange Commission on February 14, 2013.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Beamz Interactive, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

15354 N. 83rd Way, Suite 102
Scottsdale, Arizona85260

Item 2.

(a)	Name of Person Filing:

Jeffrey R. Harris, an individual (“Harris”).
New Vistas Investment Corp (“New Vistas”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for all Reporting Persons is:

5528 Eubank Blvd NE, Suite #3
Albuquerque, New Mexico 87111

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page for each Reporting Person.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Items 5–9 of the Cover Page for each Reporting Person.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Harris serves as a director and executive officer of New Vistas.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

NEW VISTAS INVESTMENT CORP

By: /s/ Jeffrey R. Harris Jeffrey R. Harris Title: President

/s/ Jeffrey R. Harris Jeffrey R. Harris